Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
January 29, 2010

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China
Tel: (86-10) 8565-9999
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914
China Life Insurance Company Limited issued an announcement on January 28, 2010, a copy of which is attached as Exhibit 99.1 hereto.
EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated January 28, 2010

Commission File Number 001-31914
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited (Registrant)
	By:	/s/ Wan Feng
(Signature)
January 29, 2010		Name:	Wan Feng
		Title:	President and Executive Director